

August 18, 2015

Robert D. Moore
President and Chief Executive Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 7, 2015**
> **File No. 333-205438**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the form of senior indenture and the form of subordinated indenture you have filed as exhibits includes guarantees issued by your subsidiary guarantors. If you intend to issue guarantees on your debt, please include your subsidiary guarantors as co-issuers in the registration statement, add the guarantees in the registration statement fee table, and include the guarantees in the legal opinion. In addition, tell us, with a view toward disclosure, how your financial statements include the information required by Rule 3-10 of Regulation S-X relating to the subsidiary guarantors.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Kimberly C. Petillo-Décossard, Esq.
    Cahill Gordon & Reindel LLP